Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ZEVA, Inc.
1128 St Paul Ave Bay #1
Tacoma, WA 98421
https://www.zevaaero.com/

Up to $1,070,000.00 in Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ZEVA, Inc.
Address: 1128 St Paul Ave Bay #1, Tacoma, WA 98421
State of Incorporation: WA
Date Incorporated: May 16, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Common Stock
Offering Maximum: $1,070,000.00 | 267,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks:

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Perks:

Tier 1: $5,000+

Invest $5,000 and receive 5% bonus shares.

Tier 2: $10,000+

Invest $10,000 and receive 10% bonus shares.

Tier 3: $20,000+

Invest $20,000 and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ZEVA, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

ZEVA, Inc., is a Washington State Corporation that was incorporated in May of 2018.

ZEVA, Inc., has been doing business as ZEVA AERO since its inception. ZEVA plans to bring safe sustainable personal electric flight to everyone - not just pilots. We are currently flight testing a full-scale patent-pending single-passenger electric vertical take-off and landing (eVTOL) aircraft, which can allow for individuals to fly directly from their home to their office 50 miles away. We are targeting first-responders as our opening market to validate the technology in the hands of experienced professionals while simultaneously helping to save lives by getting those first responders to the scene of emergencies faster than they can by ground transportation. By developing our autonomous flight systems, we plan to allow anyone to safely fly a ZEVA aircraft.

Competitors and Industry

ZEVA is in the business of manufacturing personal aircraft that fit several emerging markets: electric vertical take-off and landing (eVTOL), air-taxis, UAM (urban air mobility), AAM (advance air mobility), and PAV (personal air vehicles). Some key competitors in the eVTOL UAM air-taxi space include Joby, Archer, eHang, Wisk, and Beta Technologies. Some key competitors in eVTOL PAV space include Kitty Hawk, Lift, and Hoversurf. ZEVA's form factor (8.5 ft x 8.5 ft) is much smaller than our competition in the UAM air-taxi space, and our range (50 miles) is much greater than our competitors in the PAV space (in many cases we have a greater range AND a smaller form factor). We are able to achieve these advantages through our blended-wing body and patent-pending technologies that we believe give us an edge over our competitors. The emerging markets industry ZEVA is developing products for are projected to grow to $1.5 Trillion by 2040. Some companies focused on UAM such as Joby, Archer, and eHang are valued at $6.6 billion, $3.8 billion, $1.1 billion respectively.

Current Stage and Roadmap

ZEVA is currently flight-testing a full-scale prototype. We developed most of the aircraft in-house including carbon fiber body and frame, custom battery packs, and our proprietary battery management system. The next phase is to develop prototype #2 based on what we have learned from the past three years of R&D and to move into a larger space to accelerate flight testing. Our road map includes working with manufacturing companies to develop designs for manufacturing and manufacturing flows while gearing up for mass production. We are also in the process of designing a larger aircraft for multiple passengers to broaden our potential customer base.

The Team

Officers and Directors

Name: Stephen Tibbitts

Stephen Tibbitts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 01, 2017 - Present
  Responsibilities: General management. Founders stock 5,850,500 shares and currently does not take salary compensation. Performs and manages all aspects of startup and operation including primarily responsible for vehicle design.

- **Position:** Board Chairman
  Dates of Service: May 16, 2018 - Present
  Responsibilities: Chairman of the board is responsible for setting up the legal framework of the corporation, delineating the strategy of the company, drafting and approving bylaws, signing off and carrying out various initiatives.

Name: Gurbir Singh

Gurbir Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 05, 2018 - Present
  Responsibilities: Technical design and engineering management. Currently does not take salary compensation. He received Founders stock of 1,040,00 shares for the design and development of the energy management system in the vehicle.

Name: Don McLane

Don McLane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Engineering
  Dates of Service: January 05, 2018 - Present
  Responsibilities: Engineering and technical design and management. Currently does not take salary compensation. He received 1,040,000 shares of common stock. Services include hardware and software engineering and management.

Other business experience in the past three years:

- **Employer:** University of Washington
  Title: Professor
  Dates of Service: August 01, 1981 - Present
  Responsibilities: teaching and lab instruction

Name: Fred Bills

Fred Bills's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 26, 2021 - Present
  Responsibilities: Management of operations. Currently does not take salary compensation. He received 400,000 shares of common stock for his role in operations management and intellectual property manager.

Other business experience in the past three years:

- **Employer:** ZEVA INC
  Title: Aerodynamicist
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Simulation - Computational Fluid Dynamics

Other business experience in the past three years:

- **Employer:** ZEVA INC
  Title: Head of Intellectual Property
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Prepare and manage IP filings

Name: Kimberly Lynn Waite

Kimberly Lynn Waite's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: October 16, 2018 - Present
  Responsibilities: Manage financial aspects of the company. Currently does not take salary compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transportation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it

cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our personal air vehicle. Delays or cost overruns in the development of our personal air vehicle and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ZEVA Inc. was formed in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ZEVA has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and very little revenue. If you are investing in this company, it is because you think that the ZEVA aircraft and business model is worth investing in, that the team will be able to successfully market and sell the product or service, that we can price the product or service appropriately, and sell the product or service to enough peoples that the Company will succeed. Further, we

have not yet turned a profit and there is no assurance that the Company will ever be profitable.

We have pending patent approval's that might be vulnerable
The Company currently has a pending patent application. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the Federal Aviation Administration (the "FAA") and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

FAA Restricted Airspace
All aircraft operating in the United States are subject to regulation by the Federal Aviation Administration (the "FAA"). While many companies are working with the FAA to allow for greater freedom to operate certain aircraft - namely electric vertical take-off and landing or "eVTOL" aircraft - in urban airspaces, there is no guarantee that our aircraft will be given approval to operate in urban or other environments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Tibbitts	5,599,000	Common Stock	53.57

The Company's Securities

The Company has authorized Common Stock, and Convertible Note Bridge Financing. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 14,026,005 outstanding.

Voting Rights

One vote per share with no cumulative rights.

Material Rights

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note Bridge Financing

The security will convert into Preferred stock and the terms of the Convertible Note Bridge Financing are outlined below:

Amount outstanding: $115,000.00
Maturity Date: January 16, 2021
Interest Rate: 5.0%
Discount Rate: 80.0%
Valuation Cap: $14,000,000.00
Conversion Trigger: Fund raise proceeds of $1,000,000 or more selling preferred shares

Material Rights

Upon the occurrence or existence of any Event of Default, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $105,000.00
  Use of proceeds: Parts and supplies for prototype
  Date: September 20, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,451,102
  Use of proceeds: Founder Shares
  Date: April 15, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

ZEVA - Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019 Revenue

Revenue for fiscal year 2020 was $127,239, down compared to fiscal year 2019 revenue of $205,245. Resulting predominantly from Covid-19, government mandates, and the world economy shutting down. During the shutdown, ZEVA focused on providing personal protective gear to health workers while refocusing efforts on research and development of the ZEVA Zero prototype. These were both to the detriment of sales but also a conscious choice.

Cost of sales

Cost of sales in 2020 was $15,190, a decrease of approximately $18,000, from costs of $33,237 in fiscal year 2019. The reduction was largely due to near economic collapse combined with an emphasis on R&D.

Gross margins

2020 gross profit decreased by $59,959 over 2019 gross profit and gross margins as a percentage of revenues increased from 83.7% in 2019 to 88.1% in 2020. This improved performance was caused by an increase in higher-margin direct-to-customer sales and a decrease in lower-margin sales.

Expenses

The Company's expenses consist of, among other things, building and equipment lease, compensation, marketing expenses, fees for professional services and patents, research and development expenses. Expenses in 2020 increased $93,759 from 2019. The majority of increases were due to an increase of approximately $106,000 in R&D spending. R&D items purchased include lithium batteries, motors, and motor controllers.

Historical results and cash flows:

2019 through 2020 were cash flow intensive from an R&D expenditure point of view. The parts and components necessary to design, build and test the full-scale functional prototype were acquired. This activity was funded through investments by the founders and also a friend-and-family round of investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2021, the Company has capital resources available in the form of a line of credit for $25,000 from Key Bank with an outstanding balance of $0, a shareholder loan in the amount of $60,000, and $25,600 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations and securing the future of ZEVA.

These funds are required to support:

* Developing a second and third functional prototypes

* Expanding the team

* Continued flight testing

* Establishing partnerships with potential vendors

* Continue fundraising efforts

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 73% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $3,000 for expenses related to R&D and general expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for12 months. This is based on a current monthly burn rate of $60,000 for expenses related to R&D, inventory, and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including corporate venture capital and follow-on rounds of equity crowdfunding.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $72,000.00
  Interest Rate: 3.75%
  Maturity Date: August 30, 2050

- **Creditor:** Investors (convertible notes)
  Amount Owed: $115,000.00
  Interest Rate: 5.0%
  Maturity Date: January 16, 2021
  These notes are expected to convert to common shares.

Related Party Transactions

- **Name of Entity:** Stephen Tibbitts
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As founder, extended financial loans.
  Material Terms: As of December 31st, 2019, the Company loaned related parties $24.8k. The amounts were repaid in 2020. As of December 31st, 2020, the Company had outstanding $26.6k in loans from owners. The amounts are due on demand and do not accrue interest.

Valuation

Pre-Money Valuation: $56,104,020.00

Valuation Details:

Zeva Aero Valuation Considerations March 2021. Prepared by Richard Samuelson, Investment Banker.

Summary

ZEVA's current valuation is approximately $56M in light of the company's progress and achievements. We believe this is a defensible number and can be justified in light of current market conditions.

Background

ZEVA began designing an all-electric personal air vehicle in late 2017 and incorporated in May of 2018. The founders have invested approximately $240,000 cash accompanied by countless hours of design and build time (worth approximately $2.7 million). The company has raised $105,000 from outside investors in a bridge round using a convertible note in October 2019. At that time, the company's valuation was calculated at approximately $16 million using a variety of metrics and the convertible notes have a valuation limit of $14 million as an added discount for those investors. The team has grown to approximately 25 engineers, designers, and technologists.

The company has completed a full-scale operation prototype and is currently in the flight test phase.

Zeva 2019 starting valuation: $14M-16M.

Our valuation increase is underpinned by milestone achievements:

• Flight testing: a working prototype that has hovered.

• Competitive advantages over the competition, including flight range, speed, and pilot safety.

• Our product does not need conventional landing infrastructure.

• Strong and growing team.

• One of the few competing companies in in-flight testing.

• Army Colonel interested in ZEVA technology. Another branch of military also interested.

Factor 1: These achievements would suggest a significant jump of around 3X or $42M.

With Pre-revenue companies, the most common approach to valuation is to look at comparables rather than discounted cash flow. There have been a handful of companies in a similar market and similar stages with billion-dollar valuations.

Factor 2: The selected comparables, selected by our evaluator, suggested high valuations even for companies like Archer that have no public prototype. In our opinion, this puts a floor on the $42M valuation cited above.

Factor 3:

-- The quality of our team is very high because ZEVA is in flight testing.

-- The number of acquirers is potentially very large and includes numerous aircraft manufacturers, vehicle manufacturers, airlines, logistics companies, and other service providers.

-- We believe the list of target companies that are in prototype, flight testing or certification worldwide is no more than 20. See list below.

This further supports a multiple premium of perhaps 50% or more.

Capital budgeting: An important consideration in justifying the size of the raise and associated valuation is the use of funds. ZEVA has a clear path to developing a manufacturing capability while adding to the design, engineering, test, and general management teams. Additionally, these are the top categories of projected spending:

• Building additional flying prototypes

• Continued flight testing

• Personnel

• Sales - Seeking purchase orders

• Develop strategic partnerships

• Implement and refine key technologies

• Design for manufacturing & retool

• Travel & Logistics

• Marketing & PR

• Facilities

To achieve the next set of goals ZEVA plans to raise $25 million in a series-A equity round.

Background Information | 2020 valuation trends

VC-backed deals set records in 2020 for valuations but not for early-stage investments.

- EV-related technologies are a hot market.

- The sector is broad and includes EV vehicles, EV aircraft, drones, EV charging technology, and services.

Factors driving inflated current valuation:

- The rapid rate of EV adoption, beginning with vehicles but including the other technologies as well.

- Government mandates and subsidies spurring EV adoption, especially in Europe.

The number of eVTOL startups is large and global but few have a working prototype. A list of select eVTOL companies:

Prototyping: Archer, Bell, Pipistrel, Alaka'i Technologies, Skyworks, Harmony, Aston Martin

Flight Testing: Joby Aviation, Volocopter, Kitty Hawk, Wisk, Airbus, Boeing - Aurora Flight Sciences, Workhorse, Silverwing, ZEVA

Certifying: Lilium, Ehang, Lift Aircraft, Hoversurf, Opener

Few, if any EVTOLs are cash flow positive, and significant capital is required to scale up a manufacturing operation.

Recap

ZEVA's current valuation is approximately $56M in light of the company's progress to date, achievements, and seasoned management team. The market's appetite for the eVTOL emerging market exceeds the supply of viable companies.

** The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has approximately $115,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  70.0%
  These funds will be used to target initial customers and further investors through creation of creative assets, media buys, social media marketing, and building of followers/community. Some of the funds may be used to pay marketing consulting fees.
- *Research & Development*
  26.5%
  Parts and supplies for prototype development and flight testing.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Company Employment*
  57.0%
  The funds will be used to pay salaries to current team members to continue testing our current prototype. Funds will also be used to recruit and compensate additional team members to help with designing, manufacturing, and testing a second prototype.

- *Research & Development*
  23.0%
  These funds will be used for materials and other assets necessary to build and test a 2nd and 3rd prototype. Some funds may be used for office/facility improvements to help with research and manufacturing.

- *Working Capital*
  11.0%
  These funds will be used for general operating expenses, including rent, utilities, equipment rentals, computer/IT refresh, and other general business expenses.

- *Marketing*
  5.5%
  These funds will be used to target initial customers and further investors through creation of creative assets, media buys, social media marketing, and building of followers/community. Some of the funds may be used to pay marketing consulting fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.zevaaero.com/ (zevaaero.com/financial).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zeva

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZEVA, Inc.

[See attached]

ZEVA, Inc. (the "Company") a Washington Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ZEVA, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 20, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	5,262	16,983
Accounts Receivable	724	-
Inventory	4,685	2,327
Related Party Loan Receivable	-	24,833
Total Current Assets	10,670	44,144
TOTAL ASSETS	10,670	44,144
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable and Accrued Expenses	45,015	60,760
Related Party Loan Payable	26,657	-
Accrued Interest	5,750	-
Total Current Liabilities	77,422	60,760
Long-term Liabilities		
Notes Payable	186,900	65,411
Total Long-Term Liabilities	186,900	65,411
TOTAL LIABILITIES	264,322	126,171
EQUITY		
Common Stock	10,162	10,133
Additional Paid in Capital	65,705	63,230
Accumulated Deficit	(329,518)	(155,390)
Total Equity	(253,651)	(82,027)
TOTAL LIABILITIES AND EQUITY	10,671	44,144

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	127,239	205,245
Cost of Sales	15,190	33,237
Gross Profit	112,049	172,008
Operating Expenses		
Advertising and Marketing	4,300	7,186
General and Administrative	134,134	154,483
Research and Development	112,293	6,116
Rent and Lease	25,715	35,640
Depreciation	31,120	10,379
Total Operating Expenses	307,562	213,803
Operating Income (loss)	(195,513)	(41,795)
Other Income		
Grants	4,000	-
Total Other Income	4,000	-
Other Expense		
Interest Expense	9,825	7,452
Total Other Expense	9,825	7,452
Provision for Income Tax	-	-
Net Income (loss)	(201,337)	(49,247)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(201,337)	(49,247)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	31,120	10,379
Accounts Payable	(20,058)	29,696
Accrued Liabilities	5,750	
Inventory	(2,535)	-
Accounts Receivable	2,942	(23,286)
Other	(3,057)	(190)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	14,162	16,599
Net Cash provided by (used in) Operating Activities	(187,176)	(32,648)
FINANCING ACTIVITIES		
EIDL Loan Proceeds	71,900	-
Debt Issuances	49,589	7,238
Owner Contributions (Distributions)	2,475	(1,399)
Owner Loan Proceeds (repayments)	51,490	(15,753)
Stock Issuances	29	1,053
Net Cash provided by (used in) Financing Activities	175,454	(9,915)
Cash at the beginning of period	16,983	59,546
Net Cash increase (decrease) for period	(11,722)	(42,562)
Cash at end of period	5,262	16,983

Consolidated

Statement of Changes in Stockholders' Equity

As of December 31, 2020

	Common Stock,		Additional Paid-in	Retained	Total Stockholders'
	# of Shares	$.0001 Par	Capital	Earnings	Equity
Balance on January 1, 2019	9,080,000	9,080	-	(106,144)	(97,064)
Stock Compensation Expense	1,053,167	1,053	-	-	1,053
Owner Contributions	-	-	63,230	-	63,230
Net Loss	-	-	-	(49,247)	(49,247)
Balance on December 31, 2019	10,133,167	10,133	63,230	(155,390)	(82,028)
Stock Compensation Expense	292,500	29	-	-	29
Owner Contributions	-	-	2,475	-	2,475
Prior Period Adjustment	-	-	-	27,209	27,209
Net Loss	-	-	-	(201,337)	(201,337)
Balance on December 31, 2020	10,425,667	10,162	65,705	(329,519)	(253,652)

ZEVA, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ZEVA, Inc. ("the Company") was formed in Washington on May 14th, 2018. The Company plans to earn revenue through the sale of electric vertical take-off & landing (eVTOL) flying machines meant for various uses such as personal, first responder, law enforcement, cargo, etc.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The company generates revenues by selling goods and services to companies and individuals who are looking to find customized and/or hard to find items. Services include product design and development, 3D CAD design, 2D design work, 3D printing, laser cutting, and CNC work. Custom products include name-plates, 3D printed brackets, acrylic machine parts and the like. The company's payments are generally collected at the time of service or initiation of services.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company has issued options to its founders for services performed that vest over 1-3 year periods.

Equity compensation expense for the years ended 2019 and 2020 were immaterial.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2019	408,000	0.0001
Granted	24,000	0.0001
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2019	432,000	0.0001
Granted	322,000	0.0100
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2020	754,000	0.0100
Options exercisable, December 31, 2020	681,392	0.01

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2019	152,022	0.00
Granted	24,000	0.01
Vested	(237,501)	0.01
Forfeited	-	-
Nonvested options, December 31, 2019	(61,479)	0.01
Granted	322,000	0.01
Vested	(185,940)	0.01
Forfeited	-	-
Nonvested options, December 31, 2020	74,581	0.01

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Loans Receivable – As of December 31st, 2019, the Company loaned related parties $24.8k. The amounts were repaid in 2020.

Loans payable- As of December 31st, 2020, the Company had outstanding $26.6k in loans from owners. The amounts are due on demand and do not accrue interest.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Notes Payable

In July 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) for $72,000 with an interest rate of 3.75% and maturity date of July 2050. This loan is secured by tangible and intangible personal property. The balance of this loan was $71,900 as of December 31, 2020.

The Company has entered into several convertible note agreements totaling $115k as of December 31st, 2020 for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at the demand of the holder prior to conversion with some maturity dates already reached ($25k) and some maturing in 2021 ($90k). The notes are convertible into shares of the Company's preferred stock at a 20% discount during a change of control or qualified financing event. The Company accrued $5.7k in interest relating to these notes.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	90,000
2022	
2023	-
2024	-
2025	-
Thereafter	71,900

NOTE 6 – BUSINESS COMBINATIONS

On September 17, 2020, the Company merged with FabLab, LLC, a nonprofit organization that provides STEAM (Science, Technology, Engineering, Art, and Mathematics) education including hands-on instruction in 3D printing and design, CNC (computer numeric control) machines, laser cutters, plasma cutting, welding, 3D CAD, and Coding in Python, Arduino and Raspberry Pi microcomputers. Through this merger, the Company acquired 100% ownership and control over important assets such as 3D printers capable of printing carbon fiber composites, CNC machines, electrical and electronics lab equipment, machine tools, and computing and network resources.

Since the Company was a member of the acquired entity, the assets and liability's were under common control at the date of merger. As such, no fair value accounting was necessary and assets and liabilities were recorded at historical cost.

NOTE 7 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. 10,425,667 shares were issued and outstanding as of 2020.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 20, 2021, the date these financial statements were available to be issued.

The Company received an additional $20k in owner capital investments.

The Company received a $25k grant.

The Company received $60k in loans from owners to fund operations.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ZEVA AERO

Zero-Emissions Vertical Aircraft


ZEVA

Website | Tacoma, WA | TECHNOLOGY

We design and build electric aircraft for true point to point travel. Our larger mission is to fundamentally transform the way people get around by providing sustainable air vehicles for daily personal use - giving everyone the freedom to fly everyday.

$200.00 raised

1 Investor	**$56.1M** Valuation
$4.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe eVTOL vehicles will lead to the largest market opportunity of our lifetimes.
- ZERO plans on being the fastest way to safely get anywhere within a 50 mile radius by traveling over 160 miles per hour.
- Our first goal is to sell 500 vehicles by 2025 into the first responder and defense markets, which has the potential to provide a total revenue of $125 million dollars.

OVERVIEW

Zero-Emission, Electric, Vertical Aircraft

ZEVA is bringing personal air transportation to everyone - with an affordable, electric vertical take-off and landing (eVTOL) aircraft called the ZERO. ZEVA is currently flight-testing a full-scale prototype.

We believe this will be the fastest way to get anywhere within a 50-mile radius, by traveling over 160 miles per hour.


ZEVA
ZERO Emissions
Personal Air Vehicle
Point To Point Travel
Your Commute
How long do you spend on your transportation in a year?
People in the US spend 293 hours on average
on transit time in a year
50 miles
Tacoma
Everett
Current Commute:
1 hr, 20 min + traffic + parking
ZERO & SkyDock:
20 min

**The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development.*

Initially, ZEVA will sell vehicles to emergency-services first-responder markets, where getting a medic on scene faster can mean the difference between life and death.

And we don't stop there. We are working on making Zero fully autonomous so anyone can safely fly - even without a pilot's license.



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

THE PROBLEM

As Cities Grow, So Does Traffic

In 2020, 55% of people lived in cities, but by 2050 this will grow to 68% with over 6.3B people living in metro areas (source).

With the world population increasing in metro areas surface transportation and infrastructure becomes more and more challenging.



More and More People Are Turning To City-Living
55%
2020
68%
2050
Which Means
More Traffic
Longer Commutes
Crumbling Infrastructure

(Source)

ZEVA addresses this by opening up the third dimension for short-range travel - **air vehicles that can take-off and land anywhere and cruise at a high speed.**

THE SOLUTION

Zeva Aero Designs and Builds Personal Air Vehicles

ZEVA's solution is a personal air vehicle designed to move humans at high speed from point-A to point-B. As the crow flies.

This is made possible by our **patent-pending** aircraft configuration. When our vehicles cruise through the air at the right attitude - the wing-body creates lift.

This quality gives us differentiating performance in **speed**, **range**, and **simplicity**. All in a compact, elegant form.



ZEVA ZERO
Point To Point Travel
MADE POSSIBLE BY
Aerodynamic Force
Forward Flight

*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.



Zero-Emissions Electric Vehicle Aircraft
100% – Electric
ZERO – Emissions
VERTICAL – Take Off & Landing (almost anywhere)
RANGE – 50 miles (best in class)
FAST – 160 mph cruise
ZEVA

THE MARKET

Skyrocketing Opportunity

We firmly believe that eVTOL vehicles will lead to the largest market opportunity of our lifetimes. This is a nascent market and a paradigm shift.

There is little historical market information for these types of vehicles, yet the analysts have predicted incredible growth:

1. **Frost & Sullivan** - 430,000 urban air taxis in operation by 2040 (source).
2. **Morgan Stanley** - The market for flying cars, now known as electric air taxis, should continue to mature during this decade, soaring to $1.5 trillion globally by 2040 (source).
3. **Market Research Future** - eVTOL Aircraft Market to Expand at 30.30% CAGR to Attain Valuation of USD 4,063.3 Million by 2030 (source).

OUR TRACTION

Making Headway

ZEVA has completed a full scale working prototype and is currently performing flight tests, which puts us ahead of most of the entities in the eVTOL space.

We designed and built this craft in-house - from custom battery packs, to the beautiful carbon fiber body.



ZEVA Sponsors

GENERALPLASTICS MANUFACTURING COMPANY

Microsoft Azure

DB SKIM CO.

ANSYS Startup Program

And we've already developed relationships with manufacturing partners. Firefighters, medics, security, prime contractors, and special operations personnel alike have some major interest in our product.



POLICE

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

WHAT WE DO

We Create Point-to-Point Travel

Here are our key highlights:

- **Zero** emissions – green transportation
- **Inexpensive** to produce
- Blended wing-body provides **lift while being compact** and lowers aerodynamic drag
- **Pure simplicity** - no complicated tilting mechanisms
- The entire vehicle transitions from hover to **cruise mode**
- **Pending patent claims** for our vehicle configuration, SkyDock™ eVTOL docking system, and projectable warning light landing zone system.



eVTOL

Electric Vertical Take-Off & Landing

The ZERO is a personal flying machine that transitions from hover mode to forward flight mode. ZERO is a new class of aircraft that blends the best features of multi-copter with streamlined wing-body for improved range and efficiency.



Uses

Versatile - Multi Mission Capable

PERSONAL AIR TRAVEL
Island and mountain hopping

FIRST RESPONDER
Saving lives by getting there first

SEARCH & RESCUE
Piloted or piloted remotely

LAW ENFORCEMENT
Reconnaissance & extraction of personnel from dangerous situations

CARGO
Resupply & package delivery with a 200 pound payload

SHIP TO SHORE
Fly low & fast and land anywhere

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

THE BUSINESS MODEL

ZEVA Will Soon Sell Autonomous Flight Tech

We anticipate emergency first responder and DoD-oriented vehicles will sell for **$250,000** with a cost of goods sold around **$120,000**.

Our goal is to sell 500 vehicles by 2025 into these markets - providing a total revenue of $125 million dollars.


$250,000
Sale Price
52%
COGS
48%
Gross Profit

**The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development. The COGS and Gross Profit figures mentioned above are based on future projections.*

Then it gets really exciting. We are well on our way to full **autonomous flight technology**.

We will drive down the cost of the vehicles through economies of scale in order to penetrate the consumer market.

HOW WE ARE DIFFERENT

Better, Faster, Stronger

We definitely stand out among our competitors. We are:

1. **Faster** (160 mph)
2. **Longer range** (50 miles on a charge)
3. **Compact design** (8.5ft x 8.5ft x 8.5ft, fits in a parking space)



Compare ZEVA to Air Taxi
ZEVA
1 Step
Origin
Destination
Air Taxi
6 Steps
Taxi
Vertiport
Air Taxi
Vertiport
Taxi
Destination

**The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development. *The above information is based on internal research and management's experience.*

This was achieved through our blended wing-body design and octocopter layout. This **patent-pending** configuration provides wing-borne lift during cruise and yet is compact enough to fit into a standard car parking space.

We believe the elegance and simplicity of the design will make the ZERO less expensive to manufacture, thus providing an attractive selling price.

THE VISION

ZEVA in Every Garage by 2040

In 3 years, we believe ZEVA will dominate the single person eVTOL sales into the emergency services and defense markets.

And in the 5th year, we will plan to pivot to the consumer space.

By 2040, we hope to put a ZEVA in every garage or hangar.


The Future Is Now
2020
eVTOL bursts onto the world stage
2025
Air taxi service begins
2030
UAM is ubiquitous
2035
Personal eVTOL ownership
2040
Consumer owned eVTOL becomes the norm

OUR LEADERSHIP

A Tenacious Team of Innovators

The founding members of ZEVA are a multi-disciplinary team of engineers, designers, artificial intelligence researchers, composite specialists, aerodynamicists, technicians, pilots, and industrial designers.

Our leadership has decades of experience leading teams of engineers and managing multi-million dollar R&D budgets to develop and mass-produce electronics at both start-ups and multinational corporations.

We recently moved into our 14,000 sq ft Flight Test Facility-2 to continue indoor tethered flight testing. We brought with us all the assets and equipment from our 5,000 sq ft prototyping lab including:

- 3D Printers (capable of printing carbon fiber composites)
- CNC Machines
- Electrical and Electronics Lab Equipment
- Computing and Network Resources
- A Full Wood Shop and Metal Shop

all of which has allowed us to rapidly iterate solutions as we test and perfect our full-scale prototype.


N901ZX
ZEVA

We believe we will succeed because:

- We solve to never-before-seen problems.
- We have developed and are developing a network of vendors and suppliers to lay the groundwork for mass production.
- We are fully focused on ZEVA and failure is not an option.

WHY INVEST

Soaring into the Future of Transportation

We are here to fundamentally change the way people get around. Through our experienced team, our ability to saturate the market, and through our innovative, patent-pending, affordable design - we believe we have what it takes to make a huge impact on the future of transportation and get our piece of a potentially $1.5 trillion industry.

We are dedicated to taking you from point A to point B. **Come fly with us.**


ZEVA
POINT TO POINT TRAVEL
THAT WILL CHANGE
EVERYTHING.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

TRANSPORT UP AEROSPACE Press Logo

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Meet Our Team



Stephen Tibbitts

President & CEO

-Private pilot & electrical engineer

-Raised more than $4 million in non-dilutive R&D contracts

-Held multiple director level and management positions

-Consulted for world's top semiconductor companies

-Advisor for NASA AAM Working groups #3 & #4

-BSEE Washington State University



Gurbir Singh

CTO & VP of Battery Engineering

-27-year career at Intel

-As senior principal engineer, managed team of 32 engineers with an annual budget of $23m

-Managed development lab with annual budget of $12.5m

-Responsible for invention of multiprocessor technology used in most contemporary servers

-Holds 29 US and three international patents

-MS Electrical Engineering - Clemson University



Don Mclane

VP of Controls Engineering

- Senior Lab Support Engineer and Lecturer at the University of Washington Tacoma for over 20 years

- Industry experience designing control systems

- Organizer of the Pacific Rim Collegiate Cyber Defense Competition

- MS Electrical Engineering - Notre Dame



Fred Bills

COO & Head of IP

-USPTO registered patent agent with 10+ years of operations and IP law firm experience

-Developed company-wide workflows for firm managing millions of dollars in IP assets

-Co-founder of 50-lbs capacity eVTOL cargo-drone startup

-Lead design engineer of electric 8-ft fixed-wing drone team

-BA Advertising - University of Nebraska

-BS Mechanical Engineering - NYU



Kim Waite

CFO & Director of Finance

-Financial analyst at one of world's largest investment management companies

-Managed negotiations and corporate contracts in financial sector

-BS Mathematics - Wheaton College

-J.D. - Villanova University



Dr. Bob Colwell

Senior Engineer - Black Box

-Served as Director of Microsystems Technology Office (MTO) at DARPA

-Chief architect on Pentium Pro, Pentium II, Pentium III, and Pentium 4 microprocessors

-IEEE Fellow

-BSEE University of Pittsburgh

-PhD Electrical Engineering Carnegie Mellon



Chris Tibbitts, PE

Mechanical Engineer

-15 years of mechanical engineering experience including:

-Product R&D and testing

-Project management of custom products

-Tooling development

-Process imporovements and documentation

-BE Mechanical Engineering - George Fox University



Steve Nagode, PE

Engineer & Machinist

-Mechanical Engineer with 20 years of experience

-Senior Innovation Engineer at REI

-As forensics and safety engineer, analyzed mechanical failures, recall issues, and injuries related to bicycles, climbing gear, sleeping bags, tents, and most other outdoor gear and clothing

-Created ASTM standards, and used EN, ISO, CPSC and other standards to evaluate and test products and material

-Designed sleeping stations for the ISS and other spacecraft on behalf of NASA through the University of Texas SW

-BS Mechanical Engineering - Milwaukee School of Engineering



Yvette Wilson

Business Manager

-As Campus Executive Director at Tidewater Tech increased revenue from $1.5 million to $7.5 million

-Oversaw overall campus operations: P&L management, budgeting, & strategic planning

-Established performance indicators, operational goals, productivity improvements and cost reduction programs that consistently improved the quality of educational offerings and customer satisfaction while supervising team of 60 employees



Jason Simas

Business Development

-Entrepreneur and Engineering Professional with experience in startup operations, dilutive/non-dilutive funding, and product commercialization/design.

-Director of Business Development at ZEVA AERO

-MS Business Analytics - University of Washington

-BS Chemical Engineering - Virginia Tech



Jolene Anderson

Advisor

-Managing Director for VectorPoint Ventures, LLC

-Advisor for seed and early stage companies in: life science, consumer wellness, clean tech, energy, material science and digital health

-Entrepreneur/founder of global wellness company

-Public speaker at industry trade shows and guest editor for trade journals

-Mentor/advisor for women led companies, student entrepreneurs



Richard Samuelson

Advisor

Venture Capital & Investment Banking Professional

Managing partner in Swan Venture Group

Specialized in equity and equity derivatives as investment banker at both UBS and BNP Paribas

While Managing Director, served as global head of equity and equity derivatives for both Asia and Japan at BNP Paribas

BA English - Yale University

MBA Finance - The Wharton School



Dr. Sergey V. Drakunov

Advisor - Control Systems

-Professor of Engineering Physics at Embry-Riddle Aeronautical University (ERAU)

-Affiliated Research Scientist at the Institute for Human & Machine Cognition (IHMC)

-Advisory Board member of NASA Florida Space Grant Consortium

-Research focused on mathematical theory and engineering applications of nonlinear dynamical systems with focus on autonomous and aerospace systems

-M.S. Applied Mathematics (Moscow Institute of Electronics and Mathematics)

-Ph.D. Control Theory and System Analysis, Mathematics (Institute of Control Science of Russian Academy of Sciences)

Offering Summary

Company	ZEVA, Inc.
Corporate Address	1128 St Paul Ave Bay #1, Tacoma, WA 98421
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,500
Maximum Number of Shares Offered	267,500
Price per Share	$4.00
Pre-Money Valuation	$56,104,020.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks:

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Perks:

Tier 1: $5,000+

Invest $5,000 and receive 5% bonus shares.

Tier 2: $10,000+

Invest $10,000 and receive 10% bonus shares.

Tier 3: $20,000+

Invest $20,000 and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

ZEVA, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

FRED:

Imagine you had a personal aircraft in your driveway that could get you where you needed to go—fast. One that's completely electric with zero carbon emissions, yet small enough to land in a parking space after flying over roadblocks and traffic with ease. How would that change your life?

How many lives could first responders save if they could literally fly over traffic to their destination?

How would this change the way we transport life-saving supplies and shipments?

At ZEVA Aero, we're building the answer to these questions.

STEPHEN:

Introducing ZERO: the electric personal aircraft that will change the way we travel. This is an opportunity to invest in an emerging market that analysts predict will soar above one point five trillion globally in the next decade, with a projected four hundred thirty thousand vehicles in operation by twenty-forty.

We believe ZERO will be the fastest way to get anywhere in any city. It can travel up to a fifty-mile distance at one hundred sixty miles per hour, flying first responders, and eventually everyday citizens, above traffic and construction nightmares, getting them where they're needed faster than any other form of transportation. And unlike helicopters, there's no need for a flight crew, meaning ZERO lag time from a nine one one call to touchdown on the scene.

Alt: We believe ZERO will be the fastest way to get anywhere in any city. It is designed to travel up to a fifty mile distance at one hundred sixty miles per hour, flying first responders, and eventually everyday citizens, above traffic and construction nightmares, getting them where they're needed faster than any other form of transportation. And unlike helicopters, there's no need for a flight crew, meaning ZERO lag time from nine one one call to touchdown on the scene.

FRED:

In the past this may have only been possible in a science fiction movie, but the tech is here now, and the demand for it is skyrocketing. Companies are already investing billions in electric vertical take-off and landing aircraft. It's clear the future of travel is aerial.

We believe now is the time to invest in the electric vertical take-off and landing, or eVTOL, space, and ZEVA Aero is at the top of the game. We were awarded Tacoma's best tech startup of twenty-twenty-one by The Tech Tribune.

ALT: In the past this may have only been possible in a science fiction movie, but we are developing the tech and our research shows that the demand for it is skyrocketing. Companies like United Airlines and UPS are already investing billions in electric vertical take-off and landing aircraft. It’s clear the future of travel is aerial.

GURBIR

We have a working full-scale prototype and are currently performing test flights, which puts us way ahead of the pack.

Our team is made up of engineers, composite specialists, artificial intelligence researchers, aerodynamicists, technicians, pilots, and industrial designers—all of the experts we need to build the future of air travel.

Our first goal is putting ZERO in the hands of emergency services where they’re needed most.

Our next step is to expand to the consumer space where the potential for growth is limitless. We want to put a ZEVA in every garage by 2040.

STEPHEN:

That vision is strengthened today with your investment, which will help us get first responders and emergency workers the aerial transportation they need to save lives while creating a greener and safer world.

The future is just above us. ZERO WAIT, ZERO TRAFFIC, ZERO EMISSIONS. Invest with ZEVA Aero today as we take off into the exciting new world of tomorrow.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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